SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No.  )(1)


                              TAM RESTAURANTS, INC.
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                    874835101
                                 (CUSIP Number)


                                February 10, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |X|  Rule 13d-1(d)




----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 874835101                   13G                      Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Jeanne Cretella
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)|_|
     Not Applicable                                                       (b)|_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES     5     SOLE VOTING POWER
       BENEFICIALLY             62,500 (represents currently exercisable options
         OWNED BY               to purchase 62,500 shares)
           EACH           ------------------------------------------------------
          PERSON          6     SHARED VOTING POWER
         REPORTING              1,179,235
           WITH
                          ------------------------------------------------------
                          7     SOLE DISPOSITIVE POWER
                                62,500 (represents currently exercisable options
                                to purchase 62,500)
                          ------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER
                                1,179,235

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,241,735  (includes  currently  exercisable  options  to  purchase  62,500 shares)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |X|

     Does not include the following shares: (i) 500,000 shares held in trusts for the benefit of Mrs. Cretella's daughter of which Mrs. Cretella's spouse has sole voting and dispositive power, (ii) 93,750 shares of Common Stock issuable upon exercise of currently exercisable options held by Mrs. Cretella's spouse, and (iii) 144,081 shares issuable upon conversion of Series A Preferred Stock held by Mrs. Cretella's spouse. The reporting person disclaims beneficial ownership of the common stock held in trust for her daughter as well as common stock underlying options and Series A Preferred Stock held by her spouse.
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        34.8%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               TAM Restaurants, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1163 Forest Avenue
               Staten Island, NY 10310

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of Jeanne Cretella (a "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               TAM Restaurants, Inc.
               1163 Forest Avenue
               Staten Island, NY 10310

Item 2(c).     Citizenship:

               Mrs. Cretella is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.0001 per share

Item 2(e).     CUSIP Number:

               874835101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) - (j):  Not applicable.

               If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

               Not applicable.

Item 4.        Ownership:

               (a) Amount Beneficially Owned: At December 31, 1998, Mrs. Cretella beneficially owned 1,241,735 shares. This number excludes the following shares to which Mrs. Cretella disclaims beneficial ownership: (i) 500,000 shares held by trusts for the benefit of Mr. and Mrs. Cretella's daughter for which Mr. and Mrs. Cretella are co-trustees and for which Mr. Cretella has sole voting and dispositive power, (iii) 93,750 shares of Common Stock issuable upon exercise of currently exercisable options held by Mr. Cretella, and (iv) 144,081 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by Mr. Cretella.

               (b) Percent of Class: 34.8%

               (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 62,500 (represents currently exercisable options to purchase 62,500 shares)

                    (ii) shared power to vote or to direct the vote: 1,179,235

                   (iii) sole power to dispose or to direct the  disposition of:
                         62,500 (represents currently exercisable options to purchase 62,500 shares)

                    (iv) shared  power to dispose  or to direct the  disposition of: 1,179,235

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certifications.

               Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                 Date: February 12, 1999



                                                 /s/ Jeanne Cretella
                                                 -------------------------------
                                                          (Signature)

                                                         Jeanne Cretella
                                                 -------------------------------
                                                              (Name)